Exhibit 99.(e)(10)

EFiled: Jun 7 2007 5:12PM EDT	[SEAL]
Transaction ID 15152452
Case No. 3008

IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

BRIAN TROMBLEY, DAN J. THOMAS, JR. and	x
JOHN HAWN,	:
:
Plaintiffs,	:
:
vs.	:
: CIVIL ACTION NO.
BIOENVISION, INC., CHRISTOPHER B. WOOD,	:
MICHAEL KAUFFMAN, THOMAS SCOTT	:
NELSON, STEVEN A. ELMS, ANDREW SCHTFF,	:
JOSEPH P. COOPER, GENZYME	:
CORPORATION and WICHITA BIO	:
CORPORATION,	:

Defendants.	x

CLASS ACTION COMPLAINT

Plaintiffs allege upon information and belief, except as to those allegations pertaining to themselves, which are alleged upon personal knowledge, as follows:

SUMMARY OF THE ACTION

1.             Plaintiffs bring this shareholder class action on behalf of themselves and all other public shareholders of Bioenvision Inc. (“Bioenvision” or the “Company”) against Bioenvision’s directors (the “Individual Defendants”), arising out of the proposed acquisition of Bioenvision by defendant Genzyme Corporation (“Genzyme”), through its wholly-owned subsidiary, defendant Wichita Bio Corporation (collectively “Genzyme”), by means of an all-cash tender offer (the “Tender Offer”) and second-step merger – a multimillion dollar going-private transaction that will permit Bioenvision insiders to capitalize on the Company’s future prospects and growth potential while cashing out the Company’s shareholders in the process (the “Proposed Transaction”). The

Tender Offer is expected to be completed as early as July 2007, and the Proposed Transaction will presumably close shortly thereafter.

2.                     In connection with the Tender Offer (and in furtherance of the Proposed Transaction), Genzyme will offer to acquire each outstanding share of the Company for $5.60 in cash per share –consideration that far undervalues the Company’s true worth.

3.                     Moreover, Company insiders will reap millions of dollars in benefits from the Potential Transaction while, in some cases, remaining in the Company’s employ.

4.                     In agreeing to the Proposed Transaction, each of the Individual Defendants violated applicable law by breaching their fiduciary duties to Plaintiffs and the other public shareholders of Bioenvision. Absent immediate judicial intervention, the Proposed Transaction will be consummated, resulting in irreparable injury to the Plaintiffs and the Class. This action seeks to enjoin the unreasonable steps taken by the Bioenvision Board in entering into the merger agreement without attempting to maximize shareholder value in compliance with their fiduciary duties in a sale of the Company.

PARTIES

5.                     Plaintiffs are, and at all times relevant hereto have been, Bioenvision shareholders.

6.                     Bioenvision is a corporation duly existing and organized under the laws of the State of Delaware, with its principal executive offices located at 345 Park Avenue, 41st Floor, New York, New York. The Company engages in the development, distribution and marketing of products and services focused on the evaluation and treatment of rare inherited disorders, kidney disease, orthopedics, cancer, transplant, and diagnostic testing. Its products include Evoltra, for the treatment of acute and chronic leukemias, lymphomas, and solid tumors; and Modrenal, for the treatment of post-menopausal advanced breast cancer following relapse to initial hormone therapy. The Company sells its products to wholesale distributors and directly to hospitals, clinics, and retail pharmacies in the United States and the United Kingdom. It has a co-development partnership with defendant Genzyme.

7.                     Defendant Christopher B. Wood is Chief Executive Officer (“CEO”) of Bioenvision and the Chairman of its Board of Directors (the “Board”).

8.                     Defendant Michael Kauffman (“Kauffman”) is a director of Bioenvision.

9.                     Defendant Thomas Scott Nelson (“Nelson”) is a director of Bioenvision.

10.                  Defendant Steven A. Elms (“Elms”) is a director of Bioenvision. Elms and defendant Andrew Schiff (“Schiff”) currently serve as managing directors of Perseus-Soros Management, LLC, an affiliate of the Perseus-Soros Biopharmaceutical Fund, LP (“Perseus-Soros”). Perseus-Soros owns approximately 20% of Bioenvision’s stock.

11.                  Defendant Schiff is a director of Bioenvision. As noted above, Defendants Schiff and Elms currently serve as managing directors of Perseus-Soros.

12.                  Defendant Joseph P. Cooper (“Copper”) is a director of Bioenvision.

13.                  By reason of their positions as officers and/or directors of the Company, the Individual Defendants are in a fiduciary relationship with Plaintiffs and the other public shareholders of Bioenvision and owe them the highest duties of good faith, loyalty and due care, as set forth in further detail herein.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

14.            In any situation where the directors of a publicly traded corporation undertake a transaction that will result in a sale of the Company, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that:

(a)                                  adversely affects the value provided to the corporation’s shareholders;

(b)                  will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c)                   contractually prohibits them from complying with their fiduciary duties;

(d)                  will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e)           will provide Company insiders with preferential treatment at the expense of, or separate from, the public shareholders,

15.            In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Bioenvision, are obligated to refrain from:

(a)           participating in any transaction in which their loyalties are divided;

(b)           participating in any transaction in which they have received or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the Company; and/or

(c)           unjustly enriching themselves at the expense or to the detriment of the Company’s public shareholders.

16.            Plaintiffs allege herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated, and are violating, the fiduciary duties they owe to Plaintiffs and the other public shareholders of Bioenvision, including their duties of loyalty, good faith, and due care in pursuing the Proposed Transaction. As a result of the Individual Defendants’ wrongdoing, the Company’s public shareholders will not receive adequate or fair value for their Bioenvision common stock in the Proposed Transaction.

17.            Because the Individual Defendants have failed to maximize shareholder value in furtherance of their own interests, they have breached their fiduciary duties of due care, loyalty and good faith in connection with the Proposed Transaction.

CLASS ACTION ALLEGATIONS

18.                  Plaintiffs bring this action individually and on behalf of all holders of Bioenvision common stock who are being and will be harmed by Defendants’ actions, described herein (the “Class”). Excluded from the Class are Defendants and any person, firm, trust, corporation or other entity related to or affiliated with any Defendant.

19.                  This action is properly maintainable as a class action.

20.           The Class is so numerous that joinder of all members is impracticable. There are more than 55 million shares of Bioenvision common stock outstanding.

21.           There are questions of law and fact which are common to the Class. The common questions include, inter alia, the following:

(a)           whether the Individual Defendants have breached their fiduciary duties owed to Plaintiffs and the other members of the Class in connection with the Proposed Transaction;

(b)           whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonably available for the benefit of Plaintiffs and the other members of the Class in connection with the Proposed Transaction;

(c)           whether the Individual Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets;

(d)           whether the Proposed Transaction consideration payable to Plaintiffs and the Class is unfair and inadequate; and

(e)           whether Plaintiffs and the other members of the Class would be irreparably harmed should the transactions complained of herein be consummated.

22.                  Plaintiffs’ claims are typical of the claims of the other members of the Class and Plaintiffs do not have any interests adverse to the Class.

23.                  Plaintiffs are adequate representatives of the Class, have retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

24.                  The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

25.                  The Individual Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

26.            On May 8, 2007, the Company reported its third quarter 2007 financial results in a press release which stated:

Bioenvision, Inc. today announced financial results for the third quarter ended March 31, 2007. In the third quarter the company filed a marketing authorization application with the European Medicines Agency (EMEA) for a label extension for clofarabine in elderly patients with acute myeloid leukemia who are considered unsuitable for intensive chemotherapy. The filing has been validated by the Agency and the review process is underway.

“The Company’s number one priority is to expand the indications for use of Evoltra® (clofarabine) and to realize the full potential for this very active agent. The application for the label extension in Europe is an important part of our strategy for building Bioenvision as a strong commercial enterprise and broadening the market and revenue opportunity for the company,” said Christopher B. Wood, M.D., Bioenvision’s chairman and chief executive officer.

James S. Scibetta, Bioenvision’s chief financial officer, added, “In addition to the regulatory activities, we are also enhancing our corporate structure and strengthening our balance sheet. Our recent success raising capital with an oversubscribed book has yielded a solid balance sheet giving us the flexibility to continue building a commercial organization and positioning us well to continue to pursue clinical development and commercialization of clofarabine globally.”

Financial Highlights

Total revenue for the quarter ended March 31, 2007 was $5.0 million, compared to $1.7 million for the same period in 2006. This increase of approximately $3.3 million or 194% is primarily due to increased Evoltra® sales in Europe along with an increase in license and royalty revenue. Total revenue for the nine months ended March 31, 2007 and 2006 were $12.3 million and $3.5 million respectively. This increase of $8.8 million or 251% is due to increased Evoltra® sales in Europe along with an increase in license and royalty revenue. Net product sales of Evoltra® for the quarter ended March 31, 2007 totaled $3.9 million, compared to $1.1 million for the same period in 2006.

*          *          *

Dr. Wood concluded, “We look forward to continuing our progress around several key initiatives, including: continued revenue growth in our approved pediatric acute lymphoblastic leukemia (ALL) indication; moving forward toward adult AML regulatory approval, launch and revenue growth across Europe; pediatric and adult AML submissions and approvals in Japan; and lastly clinical data for clofarabine in myelodysplastic syndromes (MDS), chronic lymphocytic leukemia (CLL) and solid tumors from our partner Genzyme.”

27.           On May 25, 2007, the Associated Press reported that “shares of drug developer Bioenvision Inc. jumped Friday after the company amended an agreement with Southern Research Institute for the pediatric leukemia treatment Evoltra.”

28.           On May 29, 2007, prior to the opening of the market, the Company announced in a press release that it had agreed to be acquired by Genzyme. The press release stated, in pertinent part, as follows:

Genzyme Corporation and Bioenvision, Inc. announced today that they have reached an agreement under which Genzyme will acquire Bioenvision in an all cash transaction valued at $5.60 per outstanding common share, or approximately $345 million, representing a premium of approximately 50 percent over the last twenty trading day average. The transaction is expected to be approximately six cents dilutive in 2007, slightly dilutive to break-even in 2008, and accretive in 2009.

With this transaction, which has unanimous Bioenvision Board support, Genzyme takes another significant step in enhancing its existing oncology business by gaining the exclusive, worldwide rights to clofarabine. Bioenvision and Genzyme co-developed clofarabine in Europe where Bioenvision currently markets the product for the treatment of acute lymphoblastic leukemia (ALL) in relapsed and refractory pediatric patients. Clofarabine is also being developed by Genzyme and Bioenvision for significantly larger indications, including use as a first-line therapy for the treatment of adult acute myeloid leukemia (AML). Clofarabine is branded as Clolar® in the U.S. and Canada, where it is marketed by Genzyme for relapsed and refractory pediatric ALL patients. Clofarabine has been granted orphan drug status for ALL and AML in both the United States and European Union.

“Building an international commercial presence for our oncology business has been a focus for the corporation and we are very pleased to reach agreement with Bioenvision on this transaction,” stated Henri A. Termeer, chairman and chief executive officer of Genzyme Corp. “We are deeply committed to furthering the clinical development of clofarabine and making it available on a global basis so that patients around the world with these very difficult forms of cancer will have access to the therapy.”

“Strategically, financially and operationally, this acquisition makes great sense for our business,” stated Mark J. Enyedy, senior vice president and general manager of Genzyme Oncology, a business unit of Genzyme Corporation. “We have developed a comprehensive understanding of clofarabine and its clinical potential, and are fully engaged in expanding its use into adult populations, most notably and nearest-term in AML. Full ownership will accelerate the development and commercialization of this important therapy.”

Christopher B. Wood, M.D., chairman and chief executive officer of Bioenvision, said, “We believe this transaction brings significant value to Bioenvision shareholders. Genzyme has the global clinical, regulatory and commercial infrastructure to advance clofarabine, as well as very significant experience with the product from its U.S. approval, launch, and continued development and commercialization. We are confident that they will build upon the solid foundation our organization has established in Europe to further expand access to clofarabine for patients with serious unmet medical need.”

In addition to clofarabine, Bioenvision also markets Modrenal® (trilostane), approved in the United Kingdom for the treatment of post- menopausal breast cancer following relapse from initial hormone therapy, and has a pipeline in development to address unmet needs in autoimmune disease and infectious disease.

*              *              *

Transaction Terms

Genzyme’s acquisition of Bioenvision will take the form of an all cash tender offer, which is expected to be completed in July. The transaction has been approved by both boards of directors. Executive officers, directors and shareholders of Bioenvision, representing approximately 20 percent of shares, have entered into agreements in support of the transaction. The transaction is subject to customary closing conditions.

In association with the acquisition, Genzyme anticipates that it will incur certain one time charges, which will be detailed at the close of the transaction.

29.            On May 30, 2007, Reuters issued a report that one of Bioenvision’s larger shareholders opposes the Proposed Transaction:

Bioenvision Inc.’s significant shareholder Steven Rouhandeh and his investment vehicles SCO Capital Partners LLC and SCO Securities LLC said on Wednesday they opposed Genzyme Corp.’s pact to acquire Bioenvision.

In a letter to the Bioenvision board, Rouhandeh said the $5.60 a share offer agreement to acquire Bioenvision “does not adequately reflect the long-term value of Bioenvision’s drug pipeline.”

SCO Capital Partners LLC owns 13.4 percent of the biotechnology company’s outstanding common stock as of May 3,2007 according to a regulatory filing. On Tuesday, Genzyme said it had offered to buy Bioenvision for about a total of $345 million in cash. The deal would give Genzyme exclusive rights to clofarabine, a cancer treatment for children that it co-developed with Bioenvision.

Cambridge, Massachusetts-based Genzyme markets clofarabine in the United States and Canada under the brand name Clolar.

New York-based Bioenvision markets the product in Europe under the brand name Evoltra. Net sales for Evoltra in the third quarter was $3.9 million for Bioenvision.

The letter from Rouhandeh said the deal was “particularly ill-timed” as Bioenvision had just completed a dilutive financing to fund the completion of additional clinical trials for Evoltra.

“We currently oppose the deal,” the letter said. [Emphasis added.]

30.            The Proposed Transaction represents a substantial discount to Bioenvision’s public shareholders compared to the true value of the Company. Indeed, the Company’s stock price had been steadily on the rise prior to the announcement of the Proposed Buyout, and the Company is expecting an Evoltra approval in adult leukemia within months. As SCO Capital Partners’ Chairman Steven Rouhandeh noted in his letter to the Company’s Board, “it seems odd that buyout negotiations would be taking place in this timeframe.”

31.            Nevertheless, the Individual Defendants are intent on making sure the Proposed Transaction goes through. For example, as disclosed in Schedule TO-C that the Company filed with the Securities and Exchange Commission on or about May 29, 2007, certain officers, directors and/or shareholders have entered into Tender and Voting Agreements in support of the Proposed Transaction. These individuals and/or entities include:

•                                          all of the Company’s directors (named as Individual Defendants named herein), including Wood (CEO and Chairman);

•                                          significant members of the Company’s senior management, including the following officers: James Scibetta (Chief Financial Officer); Hugh Griffith (Chief Operating Officer); David Luci (Executive Vice President, General Counsel and Secretary); Kristen Dunker (Vice President, Corporate Compliance and Associate General Counsel); Robert Sterling (Vice President, Business Development); and Ian Abercrombie (Program Director, Europe); and

•                                          Perseus-Soros, a significant shareholder of the Company for which Individual Defendants Elms and Schiff serve as managing directors.

32.                  Simply stated, Genzyme is intent on paying the lowest possible price to Class members, even though the Individual Defendants are duty-bound to maximize shareholder value. The Individual Defendants know that Genzyme is paying too low a price for the Company, but are allowing the Proposed Transaction to occur because certain of the Individual Defendants seek to obtain windfall profits from the Proposed Transaction through change-of-control and other payments.

33.                  By reason of their positions with Bioenvision, the Individual Defendants are in possession of material non-public information concerning the financial condition and prospects of Bioenvision, and especially the true value and expected increased future value of Bioenvision and its assets. This information has not been disclosed to shareholders.

34.                  Further, pursuant to the Agreement and Plan of Merger with Genzyme (the ‘‘Merger Agreement”), the Individual Defendants created a playing field that is tilted in favor of Genzyme by agreeing to at least three provisions in derogation of their fiduciary duties to Bioenvision’s shareholders, including:

•                                          a “No Shop” provision, which precludes the Individual Defendants from engaging in a fair process to sell the Company by seeking out the best possible price for Bioenvision’s shareholders as their fiduciary duties require;

•                                          a “Termination Fee” provision whereby the Individual Defendants have obligated the Company to pay $9 million to Genzyme in the event that the Company receives a higher offer, despite the no shop provision; and

•                                          a “Top-Up” provision that grants Genzyme an option to purchase the additional shares it needs to increase its share ownership after expiration of the Tender Offer to one share more than 90%, the minimum required to effectuate a short-form merger, thus permitting Genzyme to fully acquire the Company in the event that shareholders do not tender enough shares to permit Genzyme to effect a short-form merger in the first instance.

35.                  The Proposed Transaction is in furtherance of an unlawful plan to sell Bioenvision which, if not enjoined, will result in the improper elimination of the public shareholders of the Company in a transaction that is inherently unfair to them and that is the product of a procedurally flawed process, as described herein.

36.                  In agreeing to the Proposed Transaction, the Individual Defendants have initiated a process to sell Bioenvision that imposes heightened fiduciary responsibilities on them and requires enhanced scrutiny by the Court. The Individual Defendants owe fundamental fiduciary obligations to the Company’s shareholders to take all necessary and appropriate steps to maximize the value of their shares in implementing such a transaction, including the responsibility to conduct fair and active bidding procedures or other mechanisms for reliably checking the market to assure that the highest possible price is achieved. The Individual Defendants have breached their fiduciary duties by failing to fulfill these fundamental obligations.

37.                  In the event that the Company entered into a competing agreement (which it has agreed not to seek out by virtue of the “no shop” provision), it - and any prospective new buyer –

would be saddled with the cost of paying Genzyme the Termination Fee. Thus, the Individual Defendants have not simply failed to seek out the highest available price, but they have also erected barriers to protect the Proposed Transaction from competing bids and to otherwise ensure that Genzyme acquires the Company.

38.                  As aresult of the Individual Defendants’ breaches of their fiduciary duties, Plaintiffs and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Bioenvision’s assets and businesses and will be prevented from benefiting from a bona fide value-maximizing transaction.

39.                  As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to Plaintiffs and the other members of the Class, and will further a process that inhibits the maximization of stockholder value. Plaintiffs and the Class will suffer irreparable injury absent relief in this action.

40.                  Defendant Genzyme has knowingly aided and abetted the breaches of fiduciary duty committed by the Individual Defendants to the detriment of Bioenvision’s public shareholders. Indeed, the Proposed Transaction could not take place without the active participation of Genzyme. Furthermore, Genzyme and its shareholders are the intended beneficiaries of the wrongs complained of and would be unjustly enriched absent relief in this action.

41.           Plaintiffs and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

WHEREFORE, Plaintiffs demand injunctive relief, in their favor and in favor of the Class, and against the Defendants, as follows:

A.            Declaring that this action is properly maintainable as a class action; certifying Plaintiffs as Class Representatives; and appointing their counsel as Class Counsel;

B.             Preliminarily and permanently enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction;

C.             Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of Bioenvision’s shareholders and to refrain from entering into any transaction until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

D.             Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof;

E.             Imposing a constructive trust, in favor of Plaintiffs and the Class, upon any benefits improperly received by defendants as a result of their wrongful conduct;

F.             Awarding Plaintiffs the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

G.             Granting such other and further equitable relief as this Court may deem just and proper.

ROSENTHAL, MONHAIT & GODDESS, P.A.

/s/ Joseph A. Rosenthal
Joseph A. Rosenthal (Del. Bar No. 234)
919 N. Market Street, Suite 1401
P.O. BOX 1070
Wilmington, DE 19899
(302) 656-4433

Attorneys for Plaintiffs

OF COUNSEL:

LERACH COUGHLIN STOIA GELLER

RUDMAN & ROBBINS LLP

Samuel H. Rudman
David A. Rosenfeld
Joseph Russello
58 South Service Road, Suite 200
Melville, NY 11747
(631) 367-7100